SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 MAR 29 AM 8:00

25 March 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

02028131

SUPPL

Dear Sirs,

Re : Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 22 March 2002 of our Company as published in the South China Morning Post in Hong Kong on 25 March 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Encl

c.c. Clifford Chance
- Mr Jeff Maddox/Ms Lisa Bostwick

J P Morgan
- Ms Tintin Subagyo

3/29

e\tn\sa\2001final\ltr-Bookclose.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.irasia.com/listco/hk/shangrila

2001 FINAL RESULTS ANNOUNCEMENT

The Directors of Shangri-La Asia Limited (the "Company") wish to announce the audited consolidated final results of the Company and its subsidiaries (the "Group"), and associated companies for the year ended 31 December 2001.

The consolidated profit attributable to shareholders for the year ended 31 December 2001 was US$58.8 million (US2.63 cents per share), compared to US$91.8 million (US4.14 cents per share) after restatement of profits for the year 2000.

The Directors recommend a final dividend of **HK8 cents** per share. With the interim dividend of HK7 cents per share paid in September 2001, the total dividend for 2001 is HK15 cents per share.

The net asset value per share stood at US$1.32 as at 31 December 2001 compared to US$1.34 at the end of 2000 and the Group's net borrowings to shareholders' equity ratio was 35.5% compared to 34.1% at the end of 2000.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Note	2001 US$'000	Restated* 2000 US$'000
Turnover	1	**599,561**	683,680
Cost of sales		**(243,627)**	(263,500)
Gross profit		**355,934**	420,180
Other revenues		**12,125**	13,486
Marketing expenses		**(23,216)**	(25,362)
Administrative expenses		**(52,790)**	(56,253)
Other operating expenses		**(163,868)**	(160,093)
Operating profit before finance costs		**128,185**	191,958
Finance costs		**(64,886)**	(85,855)
Operating profit	2	**63,299**	106,103
Share of results of associated companies	3	**35,097**	40,559
Profit before taxation		**98,396**	146,662
Taxation	4	**(27,040)**	(35,769)
Profit after taxation		**71,356**	110,893
Minority interests		**(12,563)**	(19,116)
Profit attributable to shareholders		**58,793**	91,777
Interim dividend paid		**20,140**	19,886
Proposed final dividend		**22,325**	23,038

Basic earnings per share *(in US cents)*	**2.63**	4.14
Diluted earnings per share *(in US cents)*	**2.63**	4.14
Total dividend per share ***(in HK cents)***	**15**	15

* *See Note 7 for details*

FINANCIAL HIGHLIGHTS

	As at 31 December	
		Restated
	2001	2000
Shareholders' equity *(in US$ millions)*	**2,880.7**	2,966.0
Net borrowings (Total of bank loans, overdrafts and other borrowings less cash and bank balances) *(in US$ millions)*	**1,022.4**	1,010.3
Net asset value per share *(in US$)*	**1.32**	1.34
Net borrowings to shareholders' equity ratio	**35.5%**	34.1%
Issued shares *(in millions)*	**2,176.7**	2,214.0

Notes:

1. Turnover

Turnover represents revenue from hotel operations, which comprise room rentals, food and beverage sales and rendering of ancillary services, hotel management and related services, and real estate operations.

2. Operating profit

	Year ended 31 December	
		Restated
	2001	2000
	US$'000	*US$'000*
Operating profit is stated after charging/(crediting):		
- Pre-operating expenses	-	1,392
- Depreciation of fixed assets	49,737	60,262
- Cost of inventories sold or consumed in operation	72,038	86,606
- Auditors' remuneration	509	665
- Deficit on valuation of hotel and investment properties	9,319	1,232
- Operating lease rental in respect of land and buildings	10,167	10,673
- Staff costs	164,819	165,447
- Net realised losses on other investments	10,132	-
- Net unrealised losses on other investments	14,439	18,277
- Provision for impairment losses on long term investments	67	230
- Provision for impairment losses on properties under development	6,000	-
- Loss on disposals of fixed assets	2,748	1,144
- Discarding of fixed assets due to properties renovations	1,056	4,234
- Net realised gains on other investments	-	(585)
- Amortisation of negative goodwill	(16,706)	(14,742)
- Dividend income	(3,537)	(4,532)
- Bank interest income	(7,353)	(7,721)

3. Share of results of associated companies

	Year ended 31 December	
	2001	2000
	US$'000	*US$'000*
Share of results of associated companies is stated after charging/(crediting):		
- Provision for /(reversal of) deficit on valuation of hotel and investment properties	9,355	(2,021)

4. Taxation

	Year ended 31 December	
	2001	2000
	US$'000	*US$'000*
Hong Kong profits tax		
- Provision for the year	**5,983**	8,737
- Deferred	**(261)**	(492)
Taxation outside Hong Kong		
- Provision for the year	**11,343**	20,711
- Deferred	**2,647**	(1,439)
Share of taxation attributable to associated companies	**7,328**	8,252
	27,040	35,769

(a) Hong Kong profits tax is provided at 16.0% (2000:16.0%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid on dividends from a subsidiary and tax is provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents the share of overseas tax provided at the prevailing rates on the estimated assessable profits.

(d) Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profits as computed for taxation purposes and profits as stated in the accounts to the extent that a liability or asset is expected to be payable or recoverable in the foreseeable future.

5. Earnings per share

(a) Basic earnings per share of US2.63 cents (2000: restated of US4.14 cents) is calculated based on the profit attributable to shareholders of US$58,793,000 (2000: restated of US$91,777,000) and the weighted average number of 2,236,166,337 shares (2000: 2,215,575,134 shares) in issue during the year.

(b) Diluted earnings per share is the same as the basic earnings per share as there is no dilution effect arising from the share options granted by the Company.

6. Transfers to and from reserves

There is no material transfer to and from reserves in the consolidated profit and loss account in year 2001 and 2000.

7. Change in accounting policies

The Group has changed certain of its accounting policies following its adoption of the following new Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants which became effective during the year. Certain comparative figures have also been restated to conform with the current year presentation.

(a) SSAP 9 (revised) "Events After the Balance Sheet Date"

(b) SSAP 29 "Intangible Assets"

(c) SSAP 30 "Business Combinations"

(d) SSAP 26 "Segment Reporting"

Financial effects of the prior year adjustments due to the change in accounting policies to the consolidated retained profits as at 31 December 2000 are summarised below:

		US$'000
(i)	Increase in retained profits as at 1 January 2000	
	- Reversal of provision for the Company's 1999 final dividend declared after 31 December 1999 on adoption of SSAP 9 (revised)	22,727
	- Credit of accumulated amortisation of negative goodwill for prior years on adoption of SSAP 30	9,465
		32,192
(ii)	Increase/(decrease) in profit retained for the year ended 31 December 2000	
	- Payment of the Company's 1999 final dividend declared after 31 December 1999 on adoption of SSAP 9 (revised)	(22,727)
	- Reversal of provision for the Company's 2000 final dividend declared after 31 December 2000 on adoption of SSAP 9 (revised)	23,038
	- Credit of amortisation of negative goodwill for the year on adoption of SSAP 30	14,742
		15,053
	Net increase in retained profits as at 31 December 2000	47,245

8. Segmental reporting

An analysis of the Group's revenue and results for the years ended 31 December 2001 and 2000 by geographical segments by location of assets is as follows:

	Hong Kong 2001 US$'000	The People's Republic of China Mainland China 2001 US$'000	Philippines 2001 US$'000	Singapore 2001 US$'000	Thailand 2001 US$'000	Malaysia 2001 US$'000	Other 2001 US$'000	Elimination 2001 US$'000	Group 2001 US$'000
Turnover									
External sales	141,178	172,220	74,617	90,292	32,245	67,056	21,953	-	599,561
Inter-segment sales	4,304	8,240	3,826	2,249	1,612	1,916	505	(22,652)	-
Total	145,482	180,460	78,443	92,541	33,857	68,972	22,458	(22,652)	599,561
Result									
Segment results	18,456	49,610	21,478	27,582	13,741	10,413	4,363	-	145,643
Interest income									7,353
Dividend income									3,537
Net realised losses on other investments									(10,132)
Net unrealised losses on other investments									(14,439)
Provision for impairment losses on properties under development									(6,000)
Provision for impairment losses on long-term investments									(67)
Unallocated corporate expenses									(5,097)

Amortisation of negative goodwill									16,706
(Deficit)/surplus on valuation of hotel and investment properties	-	(8,022)	-	(2,191)	-	-	894	-	(9,319)
Operating profit									128,185
Finance costs									(64,886)
Share of results of associated companies	-	40,600	-	2,094	-	472	(8,069)	-	35,097
Taxation									(27,040)
Minority interests									(12,563)
Profit attributable to shareholders									58,793

	Hong Kong	**The People's Republic of China Mainland China**	**Philippines**	**Singapore**	**Thailand**	**Malaysia**	**Other**	**Elimination**	**Group**
	2000	**2000**	**2000**	**2000**	**2000**	**2000**	**2000**	**2000**	**2000**
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Turnover									
External sales	161,699	178,719	102,192	101,526	38,719	80,479	20,346	-	683,680
Inter-segment sales	5,042	7,604	5,011	2,650	1,803	2,181	416	(24,707)	-
Total	166,741	186,323	107,203	104,176	40,522	82,660	20,762	(24,707)	683,680

Result

Segment results	33,666	45,450	37,567	27,910	17,486	20,264	3,966	-	186,309
Interest income									7,721
Dividend income									4,532
Net realised gains on other investments									585
Net unrealised losses on other investments									(18,277)
Provision for impairment losses on long-term investments									(230)
Unallocated corporate expenses									(2,192)
Amortisation of negative goodwill									14,742
Deficit on valuation of hotel and investment properties	-	(1,232)	-	-	-	-	-	-	(1,232)
Operating profit									191,958
Finance costs									(85,855)
Share of results of associated companies	-	38,025	-	1,680	-	247	607	-	40,559
Taxation									(35,769)
Minority interests									(19,116)
Profit attributable to shareholders (as restated)									91,777

An analysis by business segments for the years ended 31 December 2001 and 2000 is as follows:

	Turnover 2001 US$'000	Segment results 2001 US$'000	Turnover 2000 US$'000	Segment results 2000 US$'000
Hotel operation	**574,548**	**131,802**	655,915	165,201
Hotel management	**31,460**	**7,668**	34,637	13,535
Property rentals	**16,205**	**6,173**	17,835	7,573
	622,213	**145,643**	708,387	186,309
Elimination	**(22,652)**		(24,707)	
	599,561		683,680	

CORPORATE DEBTS AND FINANCIAL CONDITIONS

The Group at the corporate level executed unsecured bilateral loan agreements with individual banks for HK$1,580 million in December 2001 and HK$1,100 million in February 2002. All these loans, barring one for HK$300 million which is due in February 2009, have a maturity of 5 years. Funds raised were partly used to prepay US$280 million of the US$500 million maturing debt due in August 2002, subsequent to the year end, to arbitrage interest on other existing bank loans and for working capital. Further, on 15 March 2002, the Group executed a new five-year unsecured loan agreement with a consortium of banks in an amount of HK$3,000 million. The all-inclusive cost of this and the billateral loans with identical maturities referred to earlier ranges from 53 basis points to 55 basis points over HIBOR. With this, the Group has sufficient funds and credit lines in place to prepay the remaining US$220 million maturing debt due in August 2002. Apart from pushing out loan maturities, the Group has benefited in terms of interest arbitrage and the hedge provided on currency risk with an increased component of Hong Kong dollar denominated loans.

Other subsidiaries of the Group borrowed aggregate amounts of US$45.2 million equivalent and repaid US$86.8 million equivalent of maturing debts, in their respective local currencies. The Group satisfactorily complied with all covenants under its loan agreements.

The analysis of loans outstanding as at 31 December 2001 is as follows:

Maturities of Bank Loans, Overdrafts and Other Borrowings Contracted as at 31 December 2001

(US$ million)	Within 1 year	In the 2nd year	Repayment In the 3rd to 5th year	After 5 years	Total
Unsecured					
Corporate bank loans	500.0*	-	447.6	-	947.6
Project bank loans and overdrafts	94.9	5.2	24.7	1.8	126.6
Floating rate notes	-	-	16.2	-	16.2
	594.9	5.2	488.5	1.8	1,090.4
Secured					
Project bank loans and overdrafts	24.9	-	10.8	-	35.7
Total Borrowings	619.8	5.2	499.3	1.8	1,126.1
Undrawn but committed facilities					
Bank loans and overdrafts	146.0	2.2	372.4	11.8	532.4

* Funds for refinancing fully in place after year end.

The currency-mix of the borrowings, and cash and bank balances as at 31 December 2001 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In US dollars	664.7	49.3
In Singapore dollars	107.8	3.2
In Hong Kong dollars	302.6	7.8
In Malaysian Ringgit	16.5	1.7
In Renminbi	32.6	20.0
In Thai Baht	-	13.5
In Philippine Pesos	1.9	5.1
In Fiji dollars	-	3.0
In other currencies	-	0.1
	1,126.1	103.7

The loans in United States dollars, Hong Kong dollars and Malaysian Ringgit are at variable rates of interest at spreads over LIBOR, HIBOR and Cost of Funds (for Malaysia), respectively. The majority of the loans in Singapore dollars are at fixed interest rates. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As of the date of this announcement, the Group has contracted an aggregate principal amount of HK$2,340 million one-year contracts at fixed interest rates between 2.525% to 2.67% per annum and HK$4,916 million three-year contracts at fixed interest rates between 3.735% to 5.74% per annum, of which three-year contracts for HK$2,216 million were entered into after the year end. The interest cover continues through December 2005.

As at 31 December 2001, bank loans and banking facilities of two subsidiaries amounting to US$35.0 million were secured by charges over the hotel properties and other fixed assets of these two subsidiaries with net book values of US$87.3 million and other assets totalling US$7.2 million. Bank loan of a subsidiary

amounting to US$0.7 million was secured by charges over other investments of this subsidiary with net book values of US$6.9 million.

The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies as at 31 December 2001 amounted to US$47.4 million.

The Group has no off-balance sheet funding schemes in place. It has not entered into contracts guaranteeing payments under financial leases nor has it given profit guarantees under its management contracts.

BUSINESS REVIEW

HOTELS

The People's Republic of China ("PRC")

Hong Kong

Combined revenues of the two hotels in Hong Kong declined by 12.7% following a weighted average decline in room yields ("RevPAR") by 15%. The outlook for 2002 points to a gradual improvement in RevPAR in the second half of the year contingent upon a revival of global economic activity.

Mainland China (excluding Hong Kong)

Combined revenues of the hotels decreased marginally by 1.2% over 2000, consistent with a 3% decline in the weighted average RevPAR of these hotels in 2001. While most hotels recorded declines in RevPAR, Shangri-La Hotel, Changchun, Pudong Shangri-La, Shanghai and The Kerry Centre Hotel, Beijing recorded double-digit percentage increases in their RevPAR. Overall, weighted average transient rates increased by 7% in 2001 but this was offset by a 5 percentage point decrease in weighted average occupancies. Most hotels achieved average room rate increases in 2001.

PRC nationals continue to form a significant component of the demand for the Group's hotels, ranging from 23% to a high of 90% in select hotels. This segment is expected to maintain a steady growth rate with stability in economic

growth forecast and the country's admission to the World Trade Organization ("WTO") in 2001.

Other Areas

Combined revenues of the three hotels in Singapore recorded a decline of 11.1% in 2001. Weighted average occupancies declined by 8 percentage points while weighted average RevPAR declined by 13%.

Revenues of the three hotels in the Philippines declined by 26.8% on account of perceived security problems in the country, a lack-lustre investment climate and continuing weakness in the value of the Peso. Weighted average RevPAR declined by 21.1%.

Revenues of the Group's hotels in Malaysia declined by 16.6% in the context of a decline in weighted average RevPAR by 11%. Occupancies declined due to the recessionary trends in the key demand generating centres, in particular the 'melt-down' in the high-technology manufacturing sector and global security concerns after the tragic and unfortunate incidents on 11 September 2001 in the United States of America ("USA").

Revenues of Shangri-La Hotel, Bangkok declined by 16.5% in 2001 following a 10% decline in RevPAR. This was partly influenced by major renovations at the hotel.

Business at the Shangri-La Hotel, Jakarta was adversely affected by the closure of that hotel through 17 March 2001 after the illegal occupation of the hotel and strike by some members of the employee's union. The hotel has prevailed in subsequent legal actions in both the Indonesian courts and in parliamentary hearings. The hotel suffered a 55.4% decline in revenues in 2001. The hotel's performance continues to suffer on account of the economic and political problems facing Indonesia.

With a return to normalcy in the local political situation, the Group's hotels in Fiji experienced increase in revenues by 22.9%.

The hotel in Yangon maintained revenues at the same level as in 2000. The political situation in Myanmar continues to inhibit the hotel's performance.

INVESTMENT PROPERTIES

The Group's principal investment properties are located in the PRC and these investments are held through associated companies. A substantial part of this investment portfolio is located in Beijing and Shanghai. Yields at offices and commercial properties registered increases ranging from 5% for office space at the Shanghai Kerry Centre to 108% for the Phase II offices at the China World Trade Center. However, yields at serviced apartments experienced declines ranging from 7% to 16%. Occupancies for commercial and office space are averaging between 75% and 98% respectively, and those for serviced apartments around 70%. The investment properties continue to command premium rentals in the market owing to their location, quality and mix of the facilities and their management.

Lease renewals for commercial and office space are generally continuing to take place at improved rates on expiry of leases. However, the market for serviced apartments continues to remain competitive, in the context of additions to available supply.

Recessionary trends in Singapore caused yields to decline by approximately 10% for the serviced apartments and residences and around 4% for commercial space. Occupancies, though, continue to remain at healthy levels ranging from 82% for serviced apartments to 94% for commercial space.

The commercial and office space in the Chao Phya Tower in Bangkok continued to suffer declining yields of 6% and 48%, respectively.

The Group's investment properties in Kuala Lumpur also experienced declines in yields of 10% for serviced apartments and 18% for the office portfolio.

FOREIGN EXCHANGE FLUCTUATIONS

The Group has an economic hedge in terms of currency exposure to the extent that a substantial portion of its hotels' room revenues in Mainland China, the Philippines, Thailand and Indonesia and investment property revenues in Mainland China are priced in United States dollars. Moreover, these and the other hotel revenues in these countries (except Thailand where exchange controls apply) are also immediately converted into United States dollars upon realisation, to the maximum extent possible. The hotels and properties in Hong

Kong, Singapore and Malaysia derive their revenues in local currencies.

The Group has entered into currency swap contracts between Hong Kong dollars and United States dollars for US$300 million, to hedge against the Group's loans denominated in United States dollars. These contracts mature in 2002.

Apart from the foregoing, the Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such a cover.

PROJECTS/RENOVATIONS

Work has recently been initiated on the new hotel projects in Fuzhou and Jingan Nanli in Shanghai. Land has also been acquired to expand the facilities at the Pudong Shangri-La, Shanghai. The Group has also acquired a 51% equity interest in a new hotel project in Zhongshan, Guangdong province, subsequent to the year end. The Group believes that the opening of these projects will be well timed to benefit from the favourable market conditions expected. The PRC will remain the main focus of the Group's development efforts.

During the year, renovations were completed at the coffee shop at the Island Shangri-La Hotel in Hong Kong, guestrooms and other facilities at Shangri-La's Rasa Sentosa Resort in Singapore and Shangri-La's Golden Sands Resort in Penang. Renovations are also on-going at the Makati Shangri-La, Manila and Shangri-La hotels in Bangkok and Kuala Lumpur. Major renovations to be commissioned in 2002 include the Kowloon Shangri-La, Hong Kong, China World Hotel, Beijing, Valley Wing of the Shangri-La Hotel, Singapore, Traders Hotel, Singapore, Shangri-La's Tanjung Aru Resort, Kota Kinabalu, Malaysia and Shangri-La's Mactan Island Resort, Cebu, the Philippines. These renovations are expected to be spread over a period of 15 to 18 months. The Group believes the renovations are essential to preserve the competitive advantage of these hotels.

MANAGEMENT CONTRACTS

On 8 July 2001, the Dingshan Garden Hotel in Nanjing, the PRC was rebranded the Shangri-La Dingshan, Nanjing. Since that date, the hotel is being managed by the Group. The hotel currently has 246 rooms in its inventory. It plans to add another 309 rooms in 2003.

On 8 March 2002, the hotel management arm of the Group signed a contract to manage a 555-room resort hotel to be built in Sanya, Hainan Island, the PRC. The hotel is expected to open for business in 2005.

In addition, work on the hotel projects in Zhengzhou, Muscat and Dubai is proceeding on schedule. These hotels should open progressively between 2003 through 2005. The Group has no equity investment in any of these projects.

The Group continues to receive and examine several proposals for management of hotels in the Middle East and in the PRC. These contracts, once implemented, will enhance the brand reputation and improve returns to shareholders of the Company.

FUTURE PROSPECTS

The positive momentum in economic activity experienced by most economies in the region in the latter half of 2000, continued through the first quarter of 2001. Thereafter, recessionary trends in the USA and Europe, in particular the 'melt-down' of the technology sector, combined with a spurt in international crude oil prices, triggered a recession in most regional economies. The situation was further exacerbated by the unfortunate and tragic events of 11 September 2001 in the USA which severely curtailed air travel the world over. Security concerns became a major issue influencing travel in general. In particular, arrivals to certain destinations in the region were drastically curtailed after travel advisories were issued by governments discouraging visitations by their citizens to these destinations. This negative sentiment eroded occupancies at the Group's hotels in the region and exerted severe downward pressure on room rates. Consequently, yields at the Group's hotels registered declines in the second half of 2001. In addition, the political situation in Indonesia and the Philippines during the year has discouraged new investments in these countries and curtailed business travel sharply.

Amidst all this, the PRC market proved to be relatively stable with the Group's hotels generally suffering only modest decline in yields. The country's admission to the WTO in late 2001 coupled with the economic growth and political stability that the country continues to enjoy, is a cause for optimism. Domestic travel in the PRC is growing at a healthy pace and PRC nationals constitute on average over 45% of the hotel guests at the Group's hotels in Mainland China. Meanwhile, the Group continues to explore and implement profit improvement opportunities and relentlessly pursue cost savings opportunities.

SUBSEQUENT EVENTS

After the acquisition of an additional 9.61% of the paid-up ordinary share capital of Shangri-La Hotel Limited, Singapore ("SHL") and the subsequent delisting of SHL from the Singapore Exchange Securities Trading Limited on 23 February 2001, the independent shareholders of SHL approved a reduction of its fully paid-up ordinary share capital by 1,476,887 shares, being 0.89% equity interest in the capital of SHL held by all the minority shareholders. The total consideration payable by SHL to the minority shareholders for all the cancelled shares is S$5,583,000 (equivalent to US$3,064,000). This reduction was confirmed by an order of the Singapore High Court and took effect on 5 March 2002. SHL is now a wholly owned subsidiary of the Company.

After obtaining the requisite local government approval and business licence, on 11 March 2002, a wholly owned subsidiary of the Company invested US$8,318,000 in a newly formed joint venture company, Zhongshan Shangri-La Hotel Co., Ltd., which is developing a new hotel project in Zhongshan, Guangdong province, the PRC. The invested amount represents 51% of the total registered capital.

On 25 January 2002, Shangri-La Hotels (Malaysia) Berhad ("SHMB"), a subsidiary of the Company, acquired an additional 25% equity interest in Pantai Dalit Beach Resort Sdn Bhd ("PDBR"), owner of Shangri-La's Rasa Ria Resort and Dalit Bay Golf & Country Club in Sabah, Malaysia. As a result, SHMB's effective equity interest in PDBR has increased from 50% to 75%. The Group's effective equity interest in PDBR has increased from 52.34% to 66.34% considering that SHL, which holds 25% equity interest in PDBR, is now a wholly owned subsidiary of the Company.

REPURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

On 11 December 2001, the Company repurchased 66,945,522 equity shares in the Company from SHL by private arrangement at a price of HK$6.85 per share. These shares were then cancelled on 11 December 2001. Given the depressed market conditions, the Company believes that the timing of the transaction was appropriate. The cancellation of these shares substantially reduces the 'over-hang' which was perceived as being a contributory factor for the depressed prices for the Company's shares. There are yet 13,195,055 equity shares in the Company being held by another subsidiary. It should be pointed out that the subsidiaries in question received these shares in the first place when they injected their shares in certain Shangri-La hotels into the Company in exchange for shares in the Company.

In addition to the above, the Company repurchased a total of 2,758,000 fully paid equity shares during the year on The Stock Exchange of Hong Kong Limited ("HKSE"), all of which have been duly cancelled, as follows:

Month of Purchase	Number of Shares Repurchased	Total Consideration	Purchase price per share Highest	Purchase price per share Lowest
		US$	*HK$*	*HK$*
January	196,000	185,227	7.50	7.20
May	200,000	186,724	7.30	7.20
June	1,478,000	1,240,588	7.05	5.85
September	588,000	329,066	5.00	3.875
December	296,000	221,581	6.10	5.70
	2,758,000	2,163,186		

PERSONNEL

As at 31 December 2001, the Group had approximately 16,500 employees. Salaries of employees are maintained at competitive levels while bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and an Executive Share Option Scheme adopted by the Company on 16 December 1997 (the "Option Scheme"). The Group has extensive training programmes to improve service skills of its line staff and professional skills of other employees. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment. Internal training is supplemented by retaining outside professional training agencies.

SHARE OPTION SCHEME

In terms of the Option Scheme, during the year, the Directors have granted additional options on 5,340,000 shares to eligible executives of the Group at an exercise price of HK$7.94 per share. The exercise of these new options is governed by a two-year vesting scale. According to the terms of the Option Scheme, options on 6,190,000 shares have so far lapsed. As of this date, the options outstanding aggregate to 26,370,000 shares.

REMUNERATION COMMITTEE

A remuneration committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee currently comprises five members including the Chairman, the Deputy Chairman and Managing Director, an executive Director and two non-executive Directors, one of them being independent.

AUDIT COMMITTEE

To comply with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on HKSE, the Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. This Committee acts in an advisory capacity and makes recommendations to the

Board. The Audit Committee met four times in 2001. During these meetings it met with representatives from Management, the Internal Auditor and representatives of the External Auditors in order to obtain information on the internal control environment in the Group. It also reviewed the Interim and Annual Reports and the related financial statements and announcements of the Group and discussed with the External Auditors the results of their audits and reviews prior to recommending to the Board that it approve them.

DIRECTORS

Mr. Eoghan Murray McMillan, an independent non-executive Director of the Company, passed away suddenly on 2 October 2001. Mr. McMillan was the Chairman of the Audit Committee and a member of the Remuneration Committee of the Board of Directors. He made major contributions at deliberations of the Board and these committees. He is sadly missed by all of us on the Board. I would like to take this opportunity to extend our deepest sympathy and condolences to the family of the late Mr. McMillan.

On 11 March 2002, Mr. Tomas Campos Zita, Jr. and Mr. Young Chun Hui both executive Directors, resigned from the Board. On behalf of my colleagues on the Board, I would like to acknowledge their valuable contributions at the deliberations of the Board.

On 22 March 2002, Mr. Lui Man Shing was appointed as an executive Director on the Board. Mr. Lui is the Vice Chairman of Shangri-La Hotel Public Company Limited, Thailand.

ACKNOWLEDGEMENT

2001 has been a very challenging year by all accounts. Despite this, the Group has successfully managed to contain the adverse effects of the economic and political events which unfolded during the year. This is largely attributable to the hardwork, commitment and professionalism of the management and staff of the Group. On behalf of the Board, I wish to thank them for their conscientious efforts.

REGISTER OF MEMBERS

The register of members will be closed from Tuesday, 21 May 2002 to Friday, 24 May 2002, both dates inclusive. To qualify for the proposed final dividend, all share transfers must be lodged with Abacus Share Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road, Central, Hong Kong, for registration not later than 4:00 p.m. on Friday, 17 May 2002. The proposed final dividend, if approved by the shareholders at the forthcoming Annual General Meeting, will be paid on Thursday, 6 June 2002.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Friday, 24 May 2002.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 22 March 2002

Remark: The website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) will contain all the information of the Group required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in due course.